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                                                Filed by Alteon WebSystems, Inc.
                       Pursuant to Rule 425 under the Securities Act of 1933 and Deemed filed pursuant to Rule 14a-12 of the Securities Exchange Act of 1934

         Subject Company:  Alteon WebSystems, Inc. Commission File No. 000-27247


 Information communicated via email to the employees of Alteon WebSystems, Inc. from Dominic P. Orr regarding the Alteon WebSystems merger with Nortel Networks
                                 July 28, 2000


-----Original Message-----
From: Dominic Orr [mailto:dorr@alteon.com]
                   ----------------------
Sent: Friday, July 28, 2000 4:53 AM
To: dl-alteon@sharks; chip@pharsalia.com
Subject: Announcement


To Everyone at Alteon WebSystems:

I am very excited and deeply proud to inform you that, at 4:30 a.m. today, Alteon WebSystems has agreed to an acquisition offer made by Nortel Networks for $7.5 billion.

This agreement with Nortel Networks is among the ten largest public transactions in the history of the communications equipment industry and is among the two largest acquisitions in Nortel Network's history (the other one is Bay Networks, which closed for $7.1B in August of 1998).

For every share of Alteon WebSystems stock, employees will receive 1.83148 shares of Nortel stock. We expect the deal to close in the November timeframe, at which time employees will receive a 25 percent acceleration of their unvested stock options (the remaining unvested shares will continue to vest at the original rate).

You should all be very proud of being part of this major milestone in the internet infrastructure industry. It is clear that your *phenomenal* achievements this past year provided a springboard for this merger.

The board of directors of Alteon WebSystems decided to do this merger for two key reasons.

Firstly, in the "FY01 kickoff" three days ago, I told you that the "Time to
Win" is now and the KEY strategic target is Cisco.... Well, the board deeply believes that, in Nortel Networks, we find the BEST arsenal.

Secondly, Nortel Networks is generally considered as one of the best positioned communication equipment companies by the investment community, with 22 out of 25 industry analysts covering the company stating "buy" or "strong buy" positions. Thus, the board believes that this merger represents a great opportunity for ATON shareholders to continue to participate in the tremendous opportunities for growth in the Internet Infrastructure industry with a strong, liquid currency.

In the meantime, please don't forget:

* COMPETITORS....CUSTOMERS........ should be everyone's continued focus...
LET US CONTINUE TO DELIVER...
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Yours,
Dom



Dominic Orr


Additional Information and Where to find It

Nortel Networks plans to file a registration statement in connection with the merger, and Alteon WebSystems expects to mail a proxy statement/prospectus to Alteon WebSystems's stockholders containing information about Nortel Networks, Alteon WebSystems, the merger and related matters. Investors and security holders are urged to read the registration statement and the proxy statement/prospectus carefully when they are available. Investors and security holders will be able to obtain free copies of these documents through the website maintained by the U.S. Securities and Exchange Commission at http//www.sec.gov. Free copies of the registration statement and the proxy statement/prospectus may also be obtained:
 .       from Alteon WebSystems by directing a request through the Investors
Relations portion of Alteon WebSystems's website at http//www.alteon.com or by mail to Alteon WebSystems, 50 Great Oaks Blvd., San Jose, CA 95119, attention:
Investor Relations, telephone:  (408) 360-5500, or
 .       from Nortel Networks by directing a request through the Investors
Relations portion of Nortel Networks's website at http//www.nortelnetworks.com or by mail to Nortel Networks, 8200 Dixie Road, Suite 100, Brampton, Ontario L6T 5P6, attention: Investor Relations, telephone: (905) 863-0000.

In addition to the registration statement and the proxy statement/prospectus, Nortel Networks and Alteon WebSystems file annual, quarterly and other reports, proxy statements and other information with the Securities and Exchange Commission. You may read and copy any reports, statements or other information filed by Nortel Networks or Alteon WebSystems at the SEC public reference rooms at 450 Fifth Street, N.W., Washington, D.C. 20549 or at any of the SEC's other public reference rooms in New York, New York and Chicago, Illinois. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms. Nortel Networks's and Alteon WebSystems's filings with the SEC are also available to the public from commercial document-retrieval services and at the Web site maintained by the SEC at http://www.sec.gov.
                                  ------------------

Interests of Certain Persons in the Merger.

Alteon WebSystems will be, and certain other persons named below may be, soliciting proxies from Alteon WebSystems's stockholders in favor of the approval of the merger. The directors and executive officers of Alteon WebSystems and the directors and executive officers of Nortel Networks may be deemed to be participants in Alteon WebSystems's solicitation of proxies. The directors and executive officers of Alteon WebSystems are Dominic P. Orr, Joe T. Booker, Tench Coxe, Adam Grosser, Andrew W. Verhalen, Selina Y. Lo, James G. Burke, Barton M. Burstein, Anthony Narducci, Shirish S. Sathaye, Prabhat Mishra and Atul Bhatnagar. The directors and executive officers of Alteon WebSystems have interests in the merger, some of which may differ from, or may be in addition to, those of Alteon WebSystems's stockholders generally. Those interests, which will be described in greater detail in the proxy statement/prospectus, include:
 .       certain of the directors and executive officers of Alteon WebSystems may own options to purchase shares of Alteon WebSystems common stock which will become vested and exercisable in connection with the merger;

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 .       certain of the executive officers of Alteon WebSystems may enter into employment agreements with Nortel Networks; and
 .       Nortel Networks has agreed to cause the surviving corporation in the merger to provide indemnification and director and officer liability insurance coverage to the directors and executive officers of Alteon WebSystems following the merger.

Cautionary Language

This document contains forward-looking statements that involve risks and uncertainties that could cause actual results or outcomes to differ materially from those contemplated by the forward-looking statements. Factors that could cause or contribute to such differences include, but are not limited to, risks relating to the consummation of the contemplated merger, including the risk that required regulatory clearances or stockholder approval might not be obtained in a timely manner or at all. In addition, statements in this press release relating to the expected benefits of the contemplated merger are subject to risks relating to the timing and successful completion of technology and product development efforts, integration of the businesses of Nortel Networks and Alteon WebSystems, unanticipated expenditures, changing relationships with customers, suppliers and strategic partners and other factors described in the most recent periodic reports filed by Nortel Networks and Alteon WebSystems, with the Securities and Exchange Commission.



Dominic P. Orr
Alteon WebSystems, Inc.
50 Great Oaks Blvd.,
San Jose, Ca. 95119,
U.S.A.
tel: 408.360.5525
email: dorr@alteon.com
http://www.alteon.com
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